UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number: **811-21802**

WorldCommodity Funds, Inc.
(Exact Name of Registrant as Specified in Charter)

6075 Roswell Road, Suite 450
Atlanta, GA 30328
(Address of Principal Executive Offices) (Zip Code)

Mr. James Llewellyn
WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, GA 30328
(Name and Address of Agent for Service)

Registrant's Telephone Number, including Area Code: 404-437-7420

Date of fiscal year end: **September 30**

Date of reporting period: **September 30, 2007**

Form N-CSR is to be used by management investment companies to file reports with the Commission not later than 10 days after the transmission to stockholders of any report that is required to be transmitted to stockholders under Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1). The Commission may use the information provided on Form N-CSR in its regulatory, disclosure review, inspection and policymaking roles.

A registrant is required to disclose the information specified by Form N-CSR, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-CSR unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

ITEM 1. REPORTS TO STOCKHOLDERS.

WORLDCOMMODITY℠ FUND

ANNUAL REPORT

For the Fiscal Year Ended:
September 30, 2007

www.worldcommodityfunds.com

800-595-4922 • **404-437-7420**

WorldCommodity^{SM} Fund
September 30, 2007 (Unaudited)

Top Ten Holdings* (% of Net Assets)	
Namoi Cotton Cooperative Ltd.	24.82%
Maryborough Sugar Factory Ltd.	8.70
CF Industries, Inc.	6.13
PGG Wrightson Ltd.	5.07
Saskatchewan Wheat Pool, Inc.	5.06
JG Boswell Co.	4.63
MESCO, Inc.	4.43
AMR Corp.	4.11

ABN AMRO Bank, NV
  Rogers International Commodity Index®-
  Agriculture Excess Return (RICIA) Linked Securities
	3.58

Catalyst Paper Corp.	2.85
	69.38%

Country Holdings* (% of Net Assets)	
Australia	33.51%
United States	25.52
Canada	9.74
New Zealand	7.58
Japan	5.84
United Kingdom	3.58
	85.77%

Commodity Sectors* (% of Net Assets)	
Agriculture	64.01%
Multi-Sector & Misc.	16.79
Metals	4.43
Energy	0.54
	85.77%

*Excludes cash and cash equivalents

To the Shareholders and Directors of the WorldCommodity Fund:

We are pleased to welcome all of the new shareholders to the WorldCommodity[SM] Fund; in this our inaugural year of operations, thank you all for your support. We are also pleased to report a cumulative return of 20.51% for the fiscal year ending September 30, 2007, a partial period of approximately 11 months.

Below is a comparison of the WorldCommodity[SM] Fund's performance with that of two unmanaged, total return indexes, (both with dividends reinvested), that of the *Standard & Poor's 500® Total Return Index* and the *Rogers International Commodity Index® Total Return* from the inception of the Fund through September 30, 2007:

	Since Inception 10/27/2006 to 09/30/2007
WorldCommodity[SM] Fund	**20.51%***
Rogers International Commodity Index® Total Return	19.25%*
S&P 500® Total Return Index	11.88%*

*Returns are cumulative, not annualized

Note: The S&P 500® Total Return Index is an unmanaged index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The RICI™ TR is an unmanaged, total return index representing 36 exchange-traded commodities. The S&P 500® and RICI™ TR are used for comparative purposes. The WorldCommodity Fund™ is not designed to track the S&P 500® or the RICI™ TR indexes and its performance will differ from these benchmarks.

In managing the Fund, the Adviser's strategy is to look globally among all equity markets for companies, countries, and currencies that will benefit from the continued rise of global commodity prices, as measured best by the Rogers International Commodity Index®.

In October of 2006, when the fund commenced operations, it was the Adviser's belief that the previous eight years of rising commodity prices had primarily been represented by those commodities in the either the energy or metals sectors, such as crude oil, unleaded gasoline and copper. In our view, it was an excellent time to invest in the one commodity sector which has lagged; it was time to invest in the agricultural commodities as a group. It was our view that, agriculture commodities would outperform both the metals and energy sectors as a group over the next twelve months, into 2007. Accordingly, your fund focused its' portfolio investments in the agricultural sector and continued to increase it's agriculture exposure throughout the year. A chart on the previous page shows the fund ending the year with a 64% weighting in companies and commodity indexes in the agriculture sector. The best performing commodity sector for the period ending September 30, 2007 (as measured by the Rogers Commodity Indices) was in fact, agriculture:

Rogers International Commodity Index® Agriculture Total Return	RICIA TR	19.87%
Rogers International Commodity Index® Metals Total Return	RICIM TR	18.78%
Rogers International Commodity Index® Energy Total Return	RICIE TR	17.80%

However, as these returns indicate, we could have focused more of the portfolio in both the metals and energy sectors with good results. It remains our view that, agriculture will continue to outperform both the energy and metals segments over the next several years. However identifying agriculture related companies, with low costs of production, or a well-established customer base, management teams who understand the opportunity in front of them, with a plan for taking advantage of future price increases, etc., has proved to be quite a challenge. Outside of ethanol production, very little investment is being directed to the various industries within the agriculture sector.

Therefore, as one might expect, opportunities to invest in publicly traded companies focused on agriculture are far fewer than similar prospects in metals mining, energy production, etc.

In 2007, our search for overlooked opportunities in global agriculture naturally led us to the equity markets of countries which are leading exporters of primary agricultural foodstuffs. In asia, one thinks of New Zealand for world class low-cost producers of wool, lamb and dairy products (PGG Wrightson Ltd.). In Australia one can also find world-class exporters of live cattle, beef, wheat, barley, sugar and cotton (Maryborough Sugar Factory, Ltd. and Namoi Cotton Cooperative Ltd.). In the Fund's semi-annual report we reported a 33.5% weighting to Australia. By the end of the period, the Fund's Australia/New Zealand weighting rose to over 40% of the portfolio (see chart titled "Country Holdings" on the previous page). Also, your fund has a significant weighting to companies with interests in cotton, sugar and wheat. Among the 20 agricultural commodities in the RICIA^{TM}, cotton and sugar are two of the worst performers- their prices remain depressed. This leads us to a discussion of some of your Fund's success (Queensland and Cal-Maine) stories and mistakes in the past fiscal year.

Queensland Cotton Holdings, Ltd. - Australia
Queensland Cotton is one of the world's largest cotton ginning and marketing companies, with a long corporate history, a 30% share of Australia's annual cotton crop and very conservative balance sheet. This summer, Queensland was acquired for a significant discount to long-term intrinsic value and stated book value. Regrettably, we were forced to sell Queensland in a buyout transaction. Amid a very intense drought affecting all of Australian agriculture, Queensland's board agreed to be acquired by Singaporean food logistics and supply chain manager, Olam International Ltd., at a 70% premium to the pre-offer price.

Cal-Maine Foods, Inc. – United States
The fund opened in October 2006, with a position in Cal-Maine, one of the largest producers of shell eggs in the United States. Winter 2006 presented us with an excellent opportunity in the form of a bottom in equity prices for producers of poultry products (Cagle's Inc.), including shell eggs. While the fund did not hold Cal-Maine at the end of the fiscal year, it remains our view, that both poultry and egg prices will continue to rise and producers will be able to pass on higher feed costs to consumers.

Mistakes made in the past fiscal year include one of omission, perhaps not allocating more of your fund's assets to the fertilizer manufacturing industry. In the fall of 2006, we correctly identified the industry as one with few competitors- both domestically and internationally, a lack of excess manufacturing capacity- which leads to higher prices, a customer base (farmers) coming out of a 27 year slumber and moderating prices of a main input - natural gas. The Fund disclosed a small position in CF Industries, Inc., a recently privatized cooperative, manufacturer of nitrogen and phosphate fertilizer products. However, it would have been prudent to allocate more of the portfolio to this industry with such fantastic earnings prospects.

Our performance of 20.51% for the fiscal year notwithstanding, one mistake has been perhaps a premature focus on Australian agricultural companies as a group; who are dealing with the worst drought in 100 years. In fact, poor wheat and other cereal grain crops in recent years have contributed to higher prices globally, benefiting wheat producers in countries like Canada and the United States. The drought, in it's 8th year has depressed share prices for all agricultural companies in Australia. Perhaps, we should put more emphasis on Canadian or South American..less on Australian agriculture…the jury is still out on this one.

During the year ended September 30, 2007, the Fund disposed of positions listed at March 31, 2007, and for which no shares were held at the end of the fiscal year as follows: Queensland Cotton Holdings, Ltd (Australia), Sanyo Electric Ltd. (Japan), Daiichi Commodities Co. (Japan), AWB Ltd. (Australia).

Fund shareholders should keep in mind that the above discussion applies to the Fund's portfolio as of September 30, 2007 and may not reflect changes occurring subsequent to the end of the fiscal year.

Fund Expenses

As a shareholder of the WorldCommodity Fund, you incur ongoing costs which typically consist of management fees and administrative fees. This Example below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period, April 1, 2007 through September 30, 2007.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in this Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning Account Value April 1, 2007	Ending Account Value September 30, 2007	Expenses Paid During Period * April 1, 2007 to September 30, 2007
Actual	$1,000.00	$1,056.03	$8.40
Hypothetical (5% return before expenses)	$1,000.00	$1,016.89	$8.24

* Expenses are equal to the Fund's annualized expense ratio of 1.63%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Shares		Country	Market Value	% Net Assets
COMMON STOCKS				
Agricultural - Forestry Biotech				
35,000	Rubicon Ltd. *	New Zealand	$ 21,773	2.51%
Agricultural - Grain Wholesale				
3,750	Saskatchewan Wheat Pool, Inc. *	Canada	43,866	5.06%
Agricultural Chemicals - Fertilizer				
700	CF Industries Holdings, Inc.	USA	53,137	6.13%
Agricultural Production				
48	JG Boswell Co.	USA	40,128	
31,000	Maryborough Sugar Factory Ltd.	Australia	75,380	
404,017	Namoi Cotton Cooperative Ltd.	Australia	215,139	
30,000	PGG Wrightson Ltd.	New Zealand	43,923	
			374,570	43.21%
Crude Petroleum & Natural Gas				
150	Penn West Energy Trust	Canada	4,660	0.54%
Engineering & Construction - Nonferrous Metals				
6,000	MESCO, Inc. *	Japan	38,395	4.43%
Poultry Processing				
600	Cagles, Inc. Class A *	USA	5,850	0.67%
Pulp & Paper Mills				
13,000	Catalyst Paper Corp. *	Canada	24,713	2.85%
Storage Battery Systems				
3,100	Exide Technologies *	USA	20,150	
4,000	Furukawa Battery Co. Ltd.	Japan	5,676	
3,000	GS Yuasa Corp.	Japan	6,582	
			32,408	3.74%

Shares		Country	Market Value	% Net Assets
Transportation - Air				
300	Ace Aviation Holdings Class A	Canada	8,026	
119	Aeroplan Income Fund	Canada	2,663	
1,600	AMR Corp. *	USA	35,664	
600	Continental Airlines, Inc. *	USA	19,818	
65	Jazz Air Income Fund	Canada	518	
1,000	Northwest Airlines Corp. *	USA	17,800	
200	UAL Corp. *	USA	9,306	
500	US Airways Group, Inc. *	USA	13,125	
			106,920	12.33%
TOTAL FOR COMMON STOCKS (Cost $645,850)			706,292	81.47%
WARRANTS				
10,000	Exide Technologies Warrant 05/05/11 *	USA	6,200	0.72%
TOTAL WARRANTS (Cost $7,470)			6,200	0.72%
CORPORATE BONDS & NOTES				
25,000	ABN AMRO Bank, N.V*:	UK		
	Rogers International Commodity Index® -			
	Agriculture Excess Return (RICIA) Linked Securities,			
	Medium-Term Notes, Series A, 06/29/09		31,040	3.58%
TOTAL FOR CORPORATE BONDS & NOTES (Cost $24,375)			31,040	3.58%
SHORT TERM INVESTMENTS				
127,057	Huntington Treasury Market IV 3.86% **(Cost $127,057)		127,057	14.66%
TOTAL INVESTMENTS (Cost $804,752)			870,589	100.43%
LIABILITIES IN EXCESS OF OTHER ASSETS			(3,761)	(0.43)%
NET ASSETS			$ 866,828	100.00%

* Non-income producing securities during the period.

** The coupon rate shown represents the yield at September 30, 2007.

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Assets and Liabilities
September 30, 2007

ASSETS:	
Investments in Securities, at Value (Cost $804,752)	$ 870,589
Receivables:	
Dividends and Interest	592
Total Assets	871,181
LIABILITIES:	
Payable for Securities Purchased	3,275
Accrued Management Fees	1,078
Total Liabilities	4,353
NET ASSETS	$ 866,828
Net Assets Consist of:	
Paid In Capital	$ 816,642
Accumulated Undistributed Net Investment Income	3,931
Accumulated Undistributed Realized Loss on Investments and foreign currency transactions	(19,582)
Unrealized Appreciation in Value of Investments	65,837
NET ASSETS	$ 866,828
Shares Outstanding (100,000,000 shares authorized with a $0.0001 par value)	70,855
Net Asset Value Per Share	$ 12.23

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Operations
September 30, 2007

	For Period * Ended 9/30/2007
INVESTMENT INCOME:	
Dividends (net of foreign tax withheld of $835)	$ 5,554
Interest	3,127
Total Investment Income	8,681
Expenses:	
Advisory Fees (Note 3)	3,578
Administrative Fees	2,930
Total Expenses	6,508
Net Investment Income	2,173
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS:	
Realized Loss on Investments	(19,582)
Realized Gain on Foreign Currency Transactions	1,987
Net Change in Unrealized Appreciation on Investments	64,069
Net Realized and Unrealized Gain on Investments and Foreign Currency Transactions	46,474
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 48,647

* October 27, 2006 commencement of operations

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Changes in Net Assets
September 30, 2007

	For Period * Ended 9/30/2007
INCREASE IN NET ASSETS FROM OPERATIONS:	
Net Investment Income	$ 2,173
Net Realized Loss on Investments and foreign currency transactions	(17,595)
Net Change in Unrealized Appreciation on Investments	64,069
Net Increase in Net Assets Resulting from Operations	48,647
DISTRIBUTIONS TO SHAREHOLDERS:	
Net Investment Income	(229)
CAPITAL SHARE TRANSACTIONS:	
Proceeds from Sale of Shares	718,030
Shares Issued on Reinvestment of Dividends	229
Cost of Shares Redeemed	(2,723)
Net Increase from Shareholder Activity	715,536
NET ASSETS:	
Net Increase in Net Assets	763,954
Beginning of Period	102,874
End of Period (Including Undistributed Net Investment Income of $1,944)	$ 866,828
SHARE TRANSACTIONS:	
Shares Sold	60,962
Shares Issued on Reinvestment of Dividends	22
Shares Redeemed	(249)
Net Increase in Shares	60,735
Outstanding at Beginning of Period	10,120
Outstanding at End of Period	70,855

* October 27, 2006 commencement of operations

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Financial Highlights
September 30, 2007

	For Period* Ended 9/30/2007
NET ASSET VALUE, AT BEGINNING OF PERIOD	$ 10.17
Income From Investment Operations:	
Net Investment Income **	0.06
Net Gain on Securities and foreign currency (Realized and Unrealized)	2.02
Total from Investment Operations	2.08
Distributions:	
Net Investment Income	(0.02)
NET ASSET VALUE, AT END OF PERIOD	$ 12.23
TOTAL RETURN * **	20.51%
Ratios/Supplemental Data:	
Net Assets at End of Period (Thousands)	$ 867
Ratio of Expenses to Average Net Assets (a)	1.62%
Ratio of Net Investment Income to Average Net Assets (a)	0.54%
Portfolio Turnover	125%

* October 27, 2006 commencement of operations

** Per share net investment income has been determined on the basis of average shares outstanding during the period.

*** Assumes reinvestment of dividends, not annualized.

(a) Annualized

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

WorldCommodity Funds, Inc. (the "Company") was incorporated in Maryland on August 9, 2005 as a non-diversified, open-end management investment company. The Company's Articles of Incorporation permit the Board of Directors of the Company (the "Board" or the "Directors") to issue $100,000,000 shares of common stock at $.0001 par value. The Board has the power to designate one or more separate and distinct series and/or classes of shares of common stock and to classify or reclassify any shares not issued with the respect to such series. WorldCommodity Fund (the "Fund"), a non-diversified fund, is the sole series of the Company. The Fund's investment objective is to seek capital appreciation by investing in equity securities issued by commodity-related companies and commodity–linked note securities. The Fund's registration statement became effective with the SEC and the Fund commenced operations on October 27, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation
The Fund's securities are valued each day at the last quoted sales price on the securities principal exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Advisor, in accordance with procedures approved by the Board of Directors. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. The Fund may use independent pricing services to assist in calculating the value of the Fund's securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing NAV of the Fund, the Advisor values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the values of a Fund's securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value utilizing procedures under the direction of the Board of Directors.

Foreign Currency Translation
The books and records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

Security Transactions and Investment Income
The Fund follows industry practice and records security transactions on the trade date. Realized gains and losses on security transactions are determined on a specific identification basis. Interest income and estimated expenses are accrued daily. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recognized as soon as the Fund is notified of the ex-dividend date.

Dividends and Distributions to Shareholders
Dividends and distributions, if any, will be declared and distributed at least annually. However, the Directors may decide to declare dividends and distributions at other intervals. Dividends and distributions to shareholders from net investment income are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences may be permanent or temporary. Permanent book and tax differences may result in reclassifications to paid-in capital and may affect the per-share allocation between net investment income, and realized and unrealized gains (losses). These reclassifications have no impact on net assets or the results of operations. Temporary differences are not reclassified, as they may reverse in subsequent periods. Any taxable income or gain of the Fund remaining at fiscal year end will be declared and distributed in the following year to the shareholders of the Fund.

Expenses
Expenses for the Fund are accrued daily basis and are based on prior day net assets.

Federal Income Taxes
For federal income tax purposes, the Fund intends to continue to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code by distributing substantially all of its taxable income and net capital gains to its shareholders annually and otherwise complying with the requirements for regulated investment companies. Therefore, no provision has been made for federal income taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from these estimates.

3. INVESTMENT ADVISORY AGREEMENTS AND OTHER RELATED PARTY TRANSACTIONS

Investment Advisory Agreement
McConnell Asset Management, LLC (the "Advisor") doing business as, WorldCommodity Asset Management acts as investment adviser for the Fund pursuant to the terms of the Investment Advisory Agreement (the "Advisory Agreement"). The Adviser is a Georgia limited liability company and is registered with the Securities and Exchange Commission as an investment adviser. Under the terms of the Advisory Agreement, the Advisor manages the investment operations of the Fund in accordance's with the Fund's investment policies and restrictions. The Advisor furnishes an investment program for the Fund; determines what investments should be purchased, sold, and held; and makes changes on behalf of the Company in the investments of the Fund. For its investment advisory services to the Fund, the Fund pays to the Advisor, as of the last day of each month, an annualized fee equal to 0.90% of average net assets of the Fund, such fee to be computed daily based upon daily average net assets of the Fund. For the period October 27, 2006 (commencement of investment operations) through September 30, 2007 ("the period") the Advisor earned fees of $3,578.

The Fund has also entered into an Operating Services Agreement (the "Services Agreement") with the Advisor. Under the terms of the Services Agreement, the Advisor arranges to provide, day-to-day operational services to the Fund including, but not limited to; accounting, administrative, legal, dividend disbursing and transfer agent, registrar, and custodial. The Advisor may, employ third parties to assist it in performing the various services required of the Fund and is responsible for compensating such parties. For the Advisor's services to the Fund, the Fund pays to the Advisor, as of the last day of each month, an annualized fee equal to 0.70% of average net assets of the Fund, such fee to be computed daily based upon daily average net assets of the Fund. For the period ended September 30, 2007 the Advisor earned fees of $2,930.

Distribution Agreement
The Fund currently distributes its own shares. Shares of the Fund are offered to the public on a continuous basis, but the Fund reserves the right to discontinue offering its shares at any time.

The Fund's Board of Directors has adopted a Plan of Distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "1940 Act"), the Plan has not been implemented, and the Fund has no present intention of implementing the Plan. The maximum amount that the Fund would pay under the Plan on an annualized basis would be 0.25% of the average daily net assets, payable to service providers providing personal service and/or maintaining accounts relating to the distribution of the Fund's shares. To date, the Fund has not collected any fees related to Rule 12b-1 of the 1940 Act.

4. INVESTMENT TRANSACTIONS

The cost of purchases and proceeds from sales of investments other than short-term obligations aggregated $1,163,424 and $466,147, respectively, for the period ended September 30, 2007. There were no purchases or sales of U.S. Government Securities.

5. FEDERAL INCOME TAXES

As of September 30, 2007, the cost of investments, gross unrealized appreciation and depreciation of investment securities and components of distributable earnings on a tax basis were as follows:

Cost of investments	$817,551
Gross unrealized appreciation	74,595
Gross unrealized depreciation	(21,557)
Net unrealized appreciation	53,038
Undistributed ordinary income	8,633
Deferred post – October capital losses	(11,485)
Total distributable earnings	50,186

The difference between undistributed ordinary income and accumulated net investment income in the Statement of Assets and Liabilities is due to differing book tax treatments of spin offs from foreign corporations and imputed income on the Fund's investment in a commodity-linked note. The difference between the net unrealized appreciation on a tax basis and the net unrealized appreciation in the Statement of Assets and Liabilities is due to deferred tax losses on wash sales and offsetting adjustments for the ordinary income adjustments described herein. As of September 30, 2007, Accumulated Undistributed Net Investment Income was increased and Accumulated Undistributed Realized Loss on Investments and foreign currency transactions was increased by $1,987 due to permanent book/tax differences related to gains on foreign currency transactions.

The tax character of distributions paid during the period ended September 30, 2007 were as follows:

Ordinary income	$ 228

6. RISKS AND UNCERTAINTIES

Non-Diversification Risk
The Fund is classified as non-diversified. This means that the Fund can invest a greater percentage of its assets in fewer securities than a diversified fund. Because the Fund invests its assets in fewer securities; the Fund is subject to greater risk of loss if any of those securities become permanently impaired. Additionally, the net asset value of a non-diversified fund generally is more volatile and a shareholder may have a greater risk of loss if he or she redeems during a period of high volatility. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political or regulatory events than a diversified fund.

Sector Focus Risk
The Fund's investments in commodity-related companies can be significantly effected by events relating to those sectors. The prices of agriculture, metals, and energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply, international political events relating to commodity producing countries, the success of new projects, and tax and other governmental regulatory policies. As a result, the securities owned by the Fund may react similarly to and move in unison with one another. Because the Fund may focus its investments in the agriculture, metals, or energy sectors, it is subject to the risks affecting that sector and the Fund's share price may be more volatile than a fund that invests in a wide variety of market sectors.

Foreign Securities
Foreign investments can involve significant risks in addition to the risks inherent in U.S. investments. The value of securities denominated in or indexed to foreign currencies, and of dividends and interest from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices on some foreign markets can be highly volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those applicable to U.S. companies and it may be more difficult to obtain reliable information regarding an issuer's financial condition and operations. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions, and custodial costs, generally are higher than for U.S. investments.

Foreign markets may offer less protection to investors than U.S. markets. Foreign issuers, brokers, and securities markets may be subject to less government supervision. Foreign security trading practices, including those involving the release of assets in advance of payment, may invoke increased risks in the event of a failed trade or the insolvency of a broker-dealer, and may involve substantial delays. It also may be difficult to enforce legal rights in foreign countries.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, and restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that an adviser will be able to anticipate or counter these potential events and their impacts on the Fund's share price.

Credit Risk of Debt Securities
A debt instrument's credit quality depends on the issuer's ability to pay interest on the security and repay the debt: the lower the credit rating, the greater the risk that the security's issuer will default. The credit risk of a security may also depend on the credit quality of any bank or financial institution that provides credit enhancement for the security.

Commodity-Linked Notes Securities
The Fund will invest indirectly in commodities through instruments that invest in or are a derivative of commodities, such as commodity-linked notes. In a typical commodity-linked note, sometimes referred to as a commodity-linked structured note, the principal and/or coupon payments are linked to the value of an individual commodity, or the performance of commodity indices. Therefore, these securities are "commodity-linked". Also, at maturity, the Fund may receive more or less principal than it originally invested. The commodity-linked notes in which the fund invests, may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities.

NOTE 7. CONTINGENCIES AND COMMITMENTS

The Fund indemnifies the Company's officers and directors for certain liabilities that might arise from their performance of their duties to the Fund. Additionally, in the normal course of business the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

NOTE 8. CONTROL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a Fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of September 30, 2007 The Bruce Dailey Living Trust held in aggregate, approximately 59% of the Fund.

NOTE 9. NEW ACCOUNTING PRONOUNCEMENTS

On July 13, 2006 the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 (FIN 48) "Accounting for the Uncertainty of Income Taxes". Fin 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Fin 48 requires the evaluation of tax positions taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of deferred tax asset; an increase in deferred tax liability; or a combination thereof. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. At this time, management is evaluating the implications of FIN 48 and its impact of the Fund's financial statements has not yet been determined.

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current GAAP from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of September 30, 2007, the Fund does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Shareholders of WorldCommodity Fund
and the Board of Directors of WorldCommodity Funds, Inc.**

We have audited the accompanying statement of assets and liabilities of the WorldCommodity Fund, a series of shares of WorldCommodity Funds, Inc., including the schedule of investments, as of September 30, 2007, and the related statements of operations and changes in net assets and the financial highlights for the period from October 27, 2006 (commencement of operations) to September 30, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2007 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the WorldCommodity Fund as of September 30, 2007, the results of its operations, changes in its net assets and its financial highlights for the period from October 27, 2006 (commencement of operations) to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP

**Philadelphia, Pennsylvania
January 08, 2008**

The following table contains information concerning each officer of the Company and each Director of the Company who is an "interested person" of the Company, as defined in the 1940 Act. Mr. Llewellyn is an interested person as defined in the 1940 Act by virtue of his employment with the Adviser.

INTERESTED DIRECTORS AND OFFICERS

NAME, ADDRESS AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE & LENGTH OF TIME SERVED**	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
James Llewellyn 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth: 1969	Director, President and Treasurer	Mr. Llewellyn has served as a director of the Fund since the Fund's inception in 2006.	Managing Member, McConnell Asset Mgmt, LLC, April 2004; Private Client Consultant, E*TRADE Securities, LLC, 2000; Financial Consultant, Merrill Lynch Futures, Inc., 1998	One	None

** Each Director serves for an indefinite term.

The following table contains information regarding each director who is not an "interested person" of the Company, as defined in the 1940 Act.

INDEPENDENT DIRECTORS

NAME, ADDRESS AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE & LENGTH OF TIME SERVED**	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Christopher Witte 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth:1969	Independent Director	Mr. Witte has served as a director of the Fund since the Fund's inception in 2006.	Sr. Project Manager IT Operations, Cingular Wireless Inc/AT&T, 2002; Mgr. IT Operations, Cypress Restaurants of Georgia, Inc., 2001	One	None
Terry L. Cornett 6075 Roswell Road, Suite 450 Atlanta, GA 30328 Year of Birth: 1944	Independent Director	Mr. Cornett has served as a director of the Fund since the Fund's inception in 2006.	Private real estate investments, Cornett Consulting, Inc., 2001; Account manager, The Procter and Gamble Co. 1970-1994	One	None

** Each Director serves for an indefinite term.

PROXY VOTING GUIDELINES

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available upon request. The Fund annually discloses its complete proxy voting record on Form N-PX. The Fund is required to file Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August 31st of each year. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30th will be available without charge by calling 1-800-595-4922, by writing to WorldCommodity Funds, Inc. c/o Mutual Shareholder Services, LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147, or visiting the SEC's web site at www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Fund files a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Fund's first and third fiscal quarters end on December 31 and June 30. The Form N-Q filing must be made within 60 days of the end of the quarter, and the Fund's first Form N-Q was filed with the SEC on February 28, 2007. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Fund at 1-800-595-4922.

INDEMNIFICATIONS

Under the Fund's organizational documents, its Officers and Directors are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In the normal course of business, the Fund enters into contracts that contain a variety of representations, which provided general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

In approving the existing investment advisory agreement, the Board of Directors considered a number of factors, including, but not limited to, the following:

i. the nature, extent and quality of the services offered by the Adviser.
ii .the Adviser's investment management capabilities, methodologies and performance.
iii. the reasonableness of the compensation payable to the Adviser and the Fund's expense ratio.
iv. the cost of services and the profit to be realized by the Adviser.
v. economies of scale.

i. the nature, extent and quality of the services offered by the Adviser.
In considering approval of the Fund's advisory agreement, the Board evaluated the nature and extent of the services provided by the Adviser. The Adviser provides the Fund with office space, facilities, and equipment; administrative, clerical and compliance personnel; investment advice with respect to the Fund and invests and reinvests the cash, securities and property comprising the assets of the Fund; securities trading services and oversight of third party service providers.

The Board also considered the quality of the services provided and quality of the Adviser's resources that are available to the Fund. The Board evaluated the professional qualifications and experience of the Adviser's personnel. The Board noted that the Portfolio Manager has over 10 years professional experience in the securities industry; and as a licensed professional completed the following NASD exams-Series 63, 3, 6, 7, and 65. The Portfolio Manger also has relevant experience with commodities trading at Merrill Lynch Futures, Inc. (NASD Series 3), where he was an associate member of the NFA (National Futures Association). The Board also noted, the Adviser's consulting experience with Beeland Management Company, LLC, sponsor of the Rogers International Commodities Index Funds, and the Portfolio Manager's personal experience as a founding limited partner of Beeland from 1997-2004, and a member of the 2005 Rogers International Commodity Index Committee.

ii .the Adviser's investment management capabilities, methodologies and performance.
The Fund has no performance history. However, in its evaluation of the Adviser's performance, the Board noted that it will consider the performance of the Fund and thus the investment adviser, during the past one, five, and life of fund periods relative to the performance of market indices and the Fund's peer group during the same periods. Peer Group: The Board reviewed information provided by the Adviser comparing the historical performance of relevant market indices, and other "natural resources" funds advised by other investment advisers. This peer group consists of funds with similar investment objectives and policies as the Fund. Differences in asset size and expense ratios are noted along with the affect of any fee limitations or expense reimbursement on the Fund's and the peer group's performance.

iii. the reasonableness of the compensation payable to the Adviser and the Fund's expense ratio.
The Board also reviewed information, including comparative information, regarding the fees paid to the Adviser and other expenses borne by the Fund. The Board reviewed comparative data in regard to the fees and expenses of the Fund, other natural resources funds, and other funds with comparable asset levels and distribution features. The Board noted that pursuant to an Operating Services agreement, the Adviser is responsible for paying all the Fund's expenses except commissions and other brokerage fees, taxes, interest and other extraordinary expenses. The Board concluded that the Fund's expense ratio is reasonable on both an absolute basis and relative to its' peer group. Considering both the Advisory Agreement and Operating Agreement with the Adviser; and as a new fund with a small asset base, the Fund's actual expenses borne by the Adviser are considerably higher than those charged to investors in the Fund via the expense ratio.

iv. the cost of services and the profit to be realized by the Adviser.
The Board also reviewed a cost and profitability analysis provided by the Adviser, which included a discussion and analysis of the profitability to the Adviser of the fund complex as a whole, as well as each individual fund. In assessing profitability, the Board considered losses incurred by the Adviser in an effort to build assets and losses related to initial organizational costs.

v. economies of scale.
The Board considered, that as the Fund grows, will be necessary to evaluate whether potential economies of scale are adequately shared by the Adviser with the Fund, and whether economies of scale should be reflected in the advisory fee through the use of breakpoints.

Conclusion:
Based upon its review, the Board concluded that the Adviser's investment methodologies would fit with the Fund's investment policies, and that the Adviser had the capabilities, resources and personnel necessary to manage the Funds effectively. Further, the Board concluded that based on the services the Adviser would be required to render under the investment advisory agreement, that compensation to be paid to the Adviser was fair and reasonable. As a result, the entire Board, with Independent Directors voting separately, approved the Investment Advisory Agreement with the Adviser.

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Board of Directors
Christopher Witte
Terry L. Cornett
James Llewellyn

WorldCommodity Funds, Inc.
6075 Roswell Road, Suite 450
Atlanta, Georiga 30328

Investment Adviser
McConnell Asset Management, LLC
d/b/a WorldCommodity Asset Management
6075 Roswell Road, Suite 450
Atlanta, Georgia 30328
404-437-7420 www.worldcommodityfunds.com

Custodian
Huntington National Bank, N.A.
41 South High Street
Columbus, Ohio 43215

Independent Registered Public Accounting Firm
Briggs Bunting & Dougherty, LLP
Two Penn Center Plaza, Suite 820
Philadelphia, Pennsylvania 19102-1732

Legal Counsel
Thompson Hine, LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202-4089

Transfer Agent, Fund Accountant, and Fund Administrator
Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is provided for the general information of the shareholders of the WorldCommodity℠ Fund. This report is not intended for distribution to prospective investors in the Fund, unless preceded or accompanied by an effective prospectus, which contains more information on fees, charges and other expenses and should be read carefully before investing or sending money. Past performance is not a guarantee of future results.

ITEM 2. CODE OF ETHICS.

(a) As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party.

(c) During the period covered by this report, there were no amendments to any provision of the code of ethics.

(d) During the period covered by this report, there were no waivers or implicit waivers of a provision of the code of ethics.

ITEM 3. AUDIT COMMITTEE FINANCIAL EXPERT.

Christopher Witte, Independent Director, is the designated 'financial expert' and Chair of the Audit Committee. In making this selection the Board considered both Mr. Witte's practical work experience in finance as well as his educational background, which includes a B.S. Accounting.

ITEM 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a) **Audit Fees** The aggregate fees billed for each of the last two fiscal years for professional services rendered by the registrant's principal accountant for the audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $13,000 and $0 for fiscal years ended September 30, 2007 and 2006, respectively.

(b) **Audit Related Fees.** There were no audit-related fees, other than those noted under "Audit Fees" disclosure, billed to registrant for the last two fiscal years by the principal accountants.

(c) **Tax Fees.** The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance were $2000 and $2500 for the fiscal years ended September 30, 2007 and 2006, respectively.

(d) **All Other Fees**. The aggregate fees billed in each of the last two fiscal years for products and services provided by the registrant's principal accountant, other than the services reported in paragraphs (a) through (c) of this Item were **$0** and **$0** for the fiscal years ended September 30, 2007 and 2006, respectively.

(e)(1) The audit committee does not have pre-approved policies and procedures. Instead, the audit committee approves on a case-by-case basis each audit or non-audit service before the accountant is engaged by the registrant.

(e)(2) All of the non-audit services provided by the registrant's principal accountant were pre-approved by the audit committee.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable

ITEM 5. AUDIT COMMITTEE OF LISTED COMPANIES.

Not applicable to registrants who are not listed issuers (as defined in Rule 10A-3 under the Securities Exchange Act of 1934).

ITEM 6. SCHEDULE OF INVESTMENTS.

Schedule of Investments is included as part of the report to shareholders filed under Item 1 of this Form.

ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 8. PORTFOLIO MANAGERS OF CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END FUNDS.

Not applicable to open end investment companies.

ITEM 10. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The registrant has not adopted procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 11. CONTROLS AND PROCEDURES.

(a) The registrant's principal executive and principal financial officer, or persons performing similar functions, have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act") are effective, as of a date within 90 days of the filing of the report that includes the disclosure required by this paragraph, based on their evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and Rule 15d-15(b) under the Securities Exchange Act of 1934, as amended.

(b) There were no significant changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 12. EXHIBITS.

(a)(1)   Any code of ethics or amendment thereto, that is subject of the disclosure required by Item 2, to the extent that the registrant intends to satisfy Item2 requirements through filing an exhibit.

(a)(2)   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
EX-99.CERT. Filed herewith.

(a)(3)   Any written solicitation to purchase securities under Rule 23c-1 under the Act (17 CFR 270.23c-1) sent or given during the period covered by the report by or on behalf of the registrant to 10 or more persons.
Not applicable to open-end investment companies.

(b)   Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
EX-99.906CERT. Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

WORLDCOMMODITY FUNDS, INC.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 10, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 10, 2008

CERTIFICATION

I, James Llewellyn, certify that:

1.   I have reviewed this report on Form N-CSR of WorldCommodity Funds, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a statement of cash flows) of the registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30(a)-3(d) under the Investment Company Act of 1940) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal controls over the financial reporting, or caused such internal controls over the financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officers(s) and I have disclosed to the registrant's auditors and the independent members of the board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 10, 2008   By /s/ JAMES LLEWELLYN
                                                          James Llewellyn
                                                          President and Treasurer   Ex-99.CERT

CERTIFICATION

I, James Llewellyn, President and Treasurer of WorldCommodity Funds, Inc. (the "Registrant"), certify to the best of my knowledge that:

1.   The Registrant's periodic report on Form N-CSR for the period ended September 30, 2007 (the "Form N-CSR") fully complies with the requirements of Sections 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Form N-CSR fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

WORLDCOMMODITY FUNDS, INC.

By /s/ JAMES LLEWELLYN
James Llewellyn
President and Treasurer

Date: January 10, 2008

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to WorldCommodity Funds, Inc. and will be retained by WorldCommodity Funds, Inc. and furnished to the Securities and Exchange Commission (the "Commission") or its staff upon request.

This certification is being furnished to the Commission solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Form N-CSR filed with the Commission.

Ex-99.906 CERT